Mail Stop 3561

October 22, 2007

Henry E. Cartwright
President
Healthy Fast Food, Inc.
1075 American Pacific, Suite C
Henderson, Nevada 89074

> **Re: Healthy Fast Food, Inc.**
> **Registration Statement on Form SB-2**
> **Filed August 13, 2007**
> **File No. 333-145360**

Dear Mr. Cartwright:

We have reviewed your responses to the comments in our letter dated September 7, 2007 and have the following additional comments.

Capitalization, page 17

1. Refer to our previous comment 8. Please revise the explanation of adjustments to your capitalization table to include the amounts of the change in additional paid in capital attributable to the common stock, "A" warrants, and "B" warrants per the calculations provided in your response. Such calculation should be made using the expected offering price of $6.

2. As a related matter, please tell us why you have not used the Black-Scholes method in determining the fair value of the warrants in your bifurcation process.

Plan of Operation, page 19

3. We note your response to our prior comment number 21. Please revise your discussion in the fourth paragraph on page 19 to describe the "unusual" costs incurred with your first restaurant, as you have done in your response letter.

4. We note your response to our previous comment 22. However, we continue to feel a formal policy regarding inventory obsolescence and/or spoilage is necessary as effective inventory management is a key to financial success in your industry. As such, please formalize your policy and revise your document accordingly.

Leasehold Improvements, Property and Equipment, page 21 and F-7

5. We note your response and revisions to our previous comment 23.   However, as your statement of operations presents a subtotal, "loss (gain) from operations", you should specifically use this caption in which amounts for gains or losses will be included as specified in the last sentence in paragraph 45 of SFAS 144.   In this regard, your present revision to use "income from continuing operations before income taxes" implies the caption on your statement of operations currently labeled as "loss before income taxes" which includes other non-operating items (e.g. interest).   Please revise accordingly.

EVOS Restaurant Franchise, page 25

6. We note your response to our previous comment 26 with your belief that disclosing a pro forma effect of the adjustment may be misleading as it implies that the registrant could have received a reduced rate prior to April 2007.   It appears that our comment may have been unclear or misunderstood, as we were not requesting pro forma effect for the impact of a "reduced" rate.   As you will be receiving only a reduced rate for the first two years with a fixed 5.5% rate thereafter, we believe that the periods in which the reduced rate is in effect is tantamount to a royalty payment holiday during this phase-in royalty period. As such, we believe, in some fashion, your MD&A and financial statements should clearly quantify the impact of material changes that will occur and cause reported historical financial information not to be indicative of future operating results when the fixed 5% rate will apply thereafter.   Specifically, as a lower royalty rate will phase out over a relatively short period (i.e. the initial two years) and become fixed at a higher rate thereafter, we believe some disclosure of the impact of the aggregate dollar amount and per share effects of obtaining the favorable lower royalty rates during the initial two-year royalty phase in period should be provided.   Your disclosure would provide the favorable aggregate impact during each financial statement period of amounts being paid at reduced royalty rates from the fixed 5% rate that will occur after the initial two years of the royalty agreements.   Please refer to the guidance in Item 303 of Regulation S-B and Topic 11C of the Staff Accounting Bulletins.

Franchise Development Economics and Strategy, page 28

7. We note your response to prior comment 25 and reissue in part. Please clarify what you mean by your intent to eventually pursue opportunities to purchase franchises with cash or stock. Consistent with your response, please also disclose that this intended course of action is at least several years away and contingent upon successfully developing your 12-state territory.

Financial Statements

Note 1 – Description of Business and Summary of Significant Accounting Policies

Restaurant Operations: Franchise Agreement, page F-6

8. We note your response to our previous comment 34, and note the change in
    disclosure. However, given your earlier disclosure that you gave EVOS $95,000
    as an "inducement to enter" the Area Rights Agreement, and that such payment is
    non-refundable, it appears that this payment, in function, is for the purchase of the
    Area Rights Agreement and not a prepayment of franchise fees.   Please revise
    your balance sheet presentation, amortization schedule, and income statement
    impact accordingly.

9. Further, we note from section 8(c) of the ARA filed as Exhibit 10.8 that EVOS
    has the option to terminate and/or adjust the territory stipulated in the ARA
    should the development schedule not be met. Please explain to us how you have
    satisfied the requirements of paragraph 8 of SFAS 144, as the possible
    termination of the ARA due to non-compliance with the development timeline is
    considered a factor that may indicate impairment. Specifically, your plans as set
    forth in your document indicate you intend to only have two total restaurants in
    the next six to nine months (between April through July, 2008), although 5 are
    required by May 31, 2008.

General

10. Please update your financial statements and consent in accordance with Item 310
    of Regulation S-B in your next amendment.

* * * * *

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

You may contact Amy Geddes at (202) 551-3304 or Joseph Foti at (202) 551-3816 if you have questions regarding the financial statements or related matters. Please call John Stickel at (202) 551-3324 or me at (202) 551-3412 if you have any other questions.

Regards,

Amanda McManus
Branch Chief – Legal

cc: Via Facsimile (303) 777-3823
        Fay Matsukage, Esq.
        Dill Dill Carr Stonbraker & Hatchings, P.C.